FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and the Unaudited Interim Consolidated Financial Statements of Seanergy Maritime Holdings Corp. (the "Company") for the six months ended June 30, 2017.

Attached to this Report on Form 6-K as Exhibit 101 is the following financial information from the Company's Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2017, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of June 30, 2017 (unaudited) and December 31, 2016; (ii) Unaudited Interim Consolidated Statement of Loss for the six-month periods ended June 30, 2017 and 2016; (iii) Unaudited Interim Consolidated Statements of Stockholders' Equity for the six-month periods ended June 30, 2017 and 2016; (iv) Unaudited Interim Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2017 and 2016; and (v) Notes to Unaudited Interim Consolidated Financial Statements.

This report and the exhibits attached hereto are hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-166697, 333-169813, 333-205301, and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: September 15, 2017
/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

EXHIBIT 99.1

Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:
•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;
•	changes in seaborne and other transportation patterns;
•	changes in the supply of or demand for drybulk commodities, including drybulk commodities carried by sea, generally or in particular regions;
•	changes in the number of newbuildings under construction in the drybulk shipping industry;
•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;
•	the aging of our fleet and increases in operating costs;
•	changes in our ability to complete future, pending or recent acquisitions or dispositions;
•	our ability to achieve successful utilization of our expanded fleet;
•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•
changes in our ability to leverage the relationships and reputation in the drybulk shipping industry of our third-party managers, V.Ships Limited, our technical manager, and Fidelity Marine Inc., our commercial manager;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;
•	loss of our customers, charters or vessels;
•	damage to our vessels;
•	potential liability from future litigation and incidents involving our vessels;
•	our future operating or financial results;
•	our ability to continue as a going concern;
•	acts of terrorism and other hostilities;
•	changes in global and regional economic and political conditions;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the drybulk shipping industry; and
•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our most recent annual report on Form 20-F.

These factors could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could materially harm our results or developments. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following management's discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein. Unless the context indicates otherwise, references to the "Company", "we" or "our" include Seanergy Maritime Holdings Corp. and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.
Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities. In March 2014, we completed our restructuring, following which we did not own any vessels and did not have any long-term debt obligations. During 2015 we acquired eight drybulk vessels, comprising of six Capesizes and two Supramaxes, while during 2016 we acquired two additional Capesize vessels and in May 2017 we acquired an additional Capesize vessel.
Operating Results
Factors Affecting our Results of Operations Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities. We currently own a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 8.4 years.
Important Measures for Analyzing Results of Operations
We use a variety of financial and operational terms and concepts. These include the following:
Ownership days. Ownership days are the total number of calendar days in a period during which we owned each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.
Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels should be capable of generating revenues.
Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues, and is determined by dividing operating days by ownership days for the relevant period.
Fleet utilization excluding dry-docking and lay-up off-hire days. Fleet utilization excluding dry-docking and lay-up off-hire days is calculated by dividing the number of our fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding dry-docking and lay-up off-hire days to measure a company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry-dockings, special or intermediate surveys and lay-ups.
Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.
Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.
Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.
TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.
Principal Factors Affecting Our Business
The principal factors that affect our financial position, results of operations and cash flows include the following:
•	number of vessels owned and operated;
•	voyage charter rates;
•	time charter trip rates;
•	the nature and duration of our voyage charters;
•	vessels repositioning;
•	vessel operating expenses and voyage costs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	issuance of our common shares and other securities;
•	amount of debt obligations; and
•	financing costs related to debt obligations.
We are also affected by the types of charters we enter into.  Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs in case of voyage charters. All of our vessels in the six month periods ended June 30, 2016 and 2017 operated in the spot charter market, except for the Lordship that we acquired on November 30, 2016 and which had been employed on a short-term time charter under her previous ownership and which time charter was extended for a period of about 18 months to about 22 months after June 2017 in direct continuation of the vessel's time charter and for the Partnership which was employed in June 2017 on a short-term time charter for a period of about 12 months to about 18 months.
Results of Operations
Six months ended June 30, 2017 as compared to six months ended June 30, 2016
 (In thousands of U.S. Dollars, except for share and per share data)

	Six months ended June 30,		Change
	2017	2016	Amount	%
Revenues:
Vessel revenue, net	31,694	15,165	16,529	109%

Expenses:
Voyage expenses	(16,629)	(9,505)	(7,124)	75%
Vessel operating expenses	(8,796)	(6,698)	(2,098)	31%
Management fees	(488)	(454)	(34)	7%
General and administrative expenses	(2,269)	(1,540)	(729)	47%
Depreciation and amortization	(5,382)	(4,436)	(946)	21%
Operating loss	(1,870)	(7,468)	5,598	(75)%
Other expenses:
Interest and finance costs	(7,701)	(4,379)	(3,322)	76%
Other, net	(19)	(12)	(7)	58%
Total other expenses, net:	(7,720)	(4,391)	(3,329)	76%
Net loss	(9,590)	(11,859)	2,269	(19)%

Net loss per common share, basic and diluted	(0.27)	(0.61)
Weighted average number of common shares outstanding, basic and diluted	35,217,339	19,370,412

Vessel Revenue, Net - The increase was attributable to the increase in prevailing charter rates and the increase in operating days.  We had 1,530 operating days in the first six months of 2017 as compared to 1,208 operating days in the first six months of 2016. The TCE rate increased for the six month period ended June 30, 2017 by 110% to $9,846 compared to $4,685 for the six month period ended June 30, 2016.  TCE rate is a non-GAAP measure.  Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.
Voyage Expenses - The increase was attributable to the increase in ownership days and higher fuel prices. We had 1,840 ownership days in the first six months of 2017 as compared to 1,456 ownership days in the first six months of 2016. We acquired two Capesize vessels between November and December 2016 and an additional Capesize vessel in May 2017.
Vessel Operating Expenses - The increase was attributable to the increase in ownership days. We had 1,840 ownership days in the first six months of 2017 as compared to 1,456 ownership days in the first six months of 2016. We acquired two Capesize vessels between November and December 2016 and an additional Capesize vessel in May 2017.
Management Fees - The increase was attributable to the increase in ownership days. We had 1,840 ownership days in the first six months of 2017 as compared to 1,456 ownership days in the first six months of 2016. We acquired two Capesize vessels between November and December 2016 and an additional Capesize vessel in May 2017 partly offset by a decrease in monthly management fee. The monthly management fee per vessel payable to our technical manager is $8 as of January 1, 2017, compared to $9.65 up to December 31, 2016.

General and Administrative Expenses – The increase is mainly attributable to $0.6 million of stock based compensation amortization in the first six months of 2017 for shares granted pursuant to our 2011 Equity Incentive Plan and to others, compared to $0.1 million of respective stock based compensation amortization in the first six months of 2016.
Depreciation and Amortization – The increase was attributable to the increase in ownership days. We had 1,840 ownership days in the first six months of 2017 as compared to 1,456 ownership days in the first six months of 2016. We acquired two Capesize vessels between November and December 2016 and an additional Capesize vessel in May 2017.
Interest and Finance Costs - The increase was primarily attributable to our new loan facility with NSF entered into in November 2016, the two loan facilities entered into with Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is also our major shareholder, in October 2016 and May 2017, and the ATB loan facility entered into in May 2017. The weighted average interest rate on our outstanding debt and convertible promissory notes for the six months ended 2017 and 2016 was approximately 5.38% and 3.87%, respectively.
Performance Indicators
The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the "Fleet Data" figures, there are no comparable US GAAP measures.
	Six months ended June 30,
Fleet Data:	2017	2016

Ownership days	1,840	1,456
Available days(1)	1,827	1,354
Operating days(2)	1,530	1,208
Fleet utilization	83%	83%
Fleet utilization excluding dry-docking & lay-up off hire days	84%	89%

Average Daily Results:
TCE rate(3)	$9,846	$4,685
Daily Vessel Operating Expenses(4)	$4,605	$4,600

(1)	During the six months ended June 30, 2017, we incurred 13 off-hire days for one vessel survey. During the six months ended June 30, 2016 we incurred 102 off-hire days for a vessel lay-up.
(2)
During the six months ended June 30, 2017, we incurred 295 off-hire days between voyages and 2 off-hires days due to other unforeseen circumstances. In the six months ended June 30, 2016, we incurred 144 off-hire days between voyages and 2 off-hires due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Six months ended June 30,
	2017	2016
(In thousands of US Dollars, except operating days and TCE rate)

Net revenues from vessels	$31,694	$15,165
Voyage expenses	(16,629)	(9,505)
Net operating revenues	$15,065	$5,660
Operating days	1,530	1,208
Daily time charter equivalent rate	$9,846	$4,685

(4)          Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The following table reconciles the Company's vessel operating expenses to the daily vessel operating expenses.
	Six months ended June 30,
	2017	2016
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)

Vessel operating expenses	$8,796	6,698
Less: Pre-delivery expenses	322	-
Vessel operating expenses before pre-delivery expenses	$8,474	$6,698
Ownership days	1,840	1,456
Daily Vessel Operating Expenses	$4,605	$4,600

Liquidity and Capital Resources
Our principal source of funds has been our operating cash inflows, long-term borrowings from banks and our Sponsor, and equity provided by the capital markets and our Sponsor. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our drybulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments and interest payments on our outstanding debt obligations.
Our funding and treasury activities are conducted in accordance to corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.
As of June 30, 2017, we had cash and cash equivalents of $6.4 million, as compared to $12.9 million as of December 31, 2016.
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of June 30, 2017, we had a working capital deficit of $15.5 million. Our working capital primarily decreased due to debt principal payments classified to current liabilities from non-current liabilities as of June 30, 2017, as well as a decrease in our cash and cash equivalents balance due to debt installment payments and cash paid for interest.
As of June 30, 2017, we had total indebtedness of $244.1 million, excluding unamortized financing fees, as compared to $216 million as of December 31, 2016.
Our short-term liquidity commitments, as of September 15, 2017, primarily relate to debt and interest repayments of approximately $38.6 million under our credit facilities and convertible promissory notes by June 30, 2018, including the new loan of $16.5 million with Amsterdam Trade Bank N.V. which we expect to enter into by the end of September 2017 and the new convertible promissory note of $13.75 million with Jelco which we expect to enter into by the end of September 2017. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities, based on current and projected charter rates, along with proceeds from expected new debt financing, will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements' issuance, as well as meet the debt covenants during that same period.

Cash Flows
	Six months ended June 30,
	2017	2016
Cash Flow Data:
Net cash used in operating activities	(4,747)	(9,195)
Net cash used in investing activities	(32,729)	-
Net cash provided by financing activities	30,765	8,950

Six months ended June 30, 2017 as compared to six months ended June 30, 2016
Operating Activities:  Net cash used in operating activities amounted to $4.7 million for the six month period ended June 30, 2017, consisting of net loss after non-cash items of $2.7 million plus an increase in working capital of $2 million. Net cash used in operating activities amounted to $9.2 million for the six month period ended June 30, 2016, consisting of net loss after non-cash items of $6.8 million plus an increase in working capital of $2.3 million.
Investing Activities: The 2017 cash outflow resulted from the acquisition of our vessel Partnership in May 2017.
Financing Activities: The 2017 cash inflow resulted from proceeds of $18 million obtained from the ATB loan facility, proceeds of $16.2 million obtained from the Jelco loan facility dated May 24, 2017, and proceeds of $2.7 million from common stock issuances, offset by debt repayments of $5.8 million with respect to the Natixis loan facility, the UniCredit loan facility and the March 2015 Alpha Bank loan facility and $0.4 million loan finance fees payments. The 2016 cash inflow resulted from drawdowns of $9.4 under the convertible promissory note issued to Jelco in September 2015 for general corporate purposes, offset by debt repayments of $0.5 million.
Description of Indebtedness
Credit Facilities
March 2015 Alpha Bank A.E. Loan Facility
On March 6, 2015, we entered into a $8.75 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Leadership. On December 23, 2015 and July 28, 2016, we and Alpha Bank A.E. entered into a first and second supplemental agreement, respectively, to the facility agreement. As amended to date, the facility provides as follows: the facility bears interest at LIBOR plus a margin of 3.75% and is repayable in twenty consecutive quarterly installments. The first four installments are $0.2 million each, the next installment is $0.25 million, the next four installments are $0.1 million each and the next eleven installments are $0.25 million each, with a final balloon payment of $4.55 million due on March 17, 2020. The borrower under the facility is our applicable vessel-owning subsidiary and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a percentage ratio of debt minus cash to market value adjusted total assets minus cash that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from July 1, 2017, the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 125%. The lender may accelerate the maturity of the facility and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the facility. The facility also restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. As of June 30, 2017, $7.3 million was outstanding under the facility, excluding the unamortized financing fees.

HSH Nordbank AG Loan Facility
On September 1, 2015, we entered into a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship. On May 16, 2016 and February 23, 2017 we and HSH Nordbank AG entered into supplemental letter agreements to the facility agreement and related guarantee. As amended to date the facility provides as follows: the facility bears interest at LIBOR plus a margin between 3.25% and 3.6% and is repayable in twelve consecutive quarterly instalments of $1.0 million each, commencing on September 30, 2017, with a final balloon payment of $31.8 million due on June 30, 2020. Effective as of March 1, 2016, a mandatory prepayment of $3 million required under the facility is deferred to June 30, 2018. The borrowers under the facility are our two applicable vessel-owning subsidiaries and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in two advances. On October 13, 2015, we drew the first advance of $27.6 million in order to finance the acquisition of the Geniuship. On November 3, 2015, we drew the second advance of $16.8 million in order to finance the acquisition of the Gloriuship. The facility is secured by a first priority mortgage over each of the vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an earnings account pledge agreement for each of the vessels, technical and commercial managers' undertakings, a shares security deed of the two borrowers' shares and a master agreement assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, or sell the vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a percentage ratio of total liabilities (excluding any shareholders' convertible notes)  to total assets (less any activated goodwill) that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA (excluding any gains and losses on the disposal of subsidiaries or vessels and impairments on goodwill and vessels) to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, after April 30, 2018, the borrowers shall ensure that the market value of the Geniuship and Gloriuship plus any additional security to the total facility outstanding and any Swap Exposure (as defined in the HSH Nordbank AG Loan Facility) shall not be less than 120%. The facility also places a restriction on the borrowers' ability to distribute dividends to Seanergy Maritime Holdings Corp., in case the market values of Geniuship and Gloriuship plus any additional security is less than 145% of the total facility outstanding and the cash balance of the borrowers after distribution of dividends is less than $3 million. The $3 million condition on payment of dividends does not apply after June 30, 2018. As of June 30, 2017, $44.4 million was outstanding under the facility, excluding the unamortized financing fees.
UniCredit Bank AG Loan Facility
On September 11, 2015, we entered into a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship. On June 3, 2016, July 29, 2016, and March 7, 2017 we and UniCredit Bank AG entered into an amendment, a supplemental letter agreement and another supplemental letter agreement, respectively, to the facility agreement. As amended to date, the facility bears interest at LIBOR plus a margin of between 2.75% and 3.20%. Effective as of June 13, 2016, the margin is split into a cash portion and a capitalized portion. The capitalized portion of the margin was repaid in full on June 26, 2017. The facility is repayable in fifteen consecutive quarterly instalments of $1.6 million each, commencing on June 26, 2017, with a final balloon payment of $29.4 million due on December 28, 2020. The borrowers under the facility are our three applicable vessel-owning subsidiaries, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in three tranches. On September 11, 2015, we drew the first tranche of $25.4 million to partly finance the acquisition of the Premiership. On September 29, 2015, we drew the second tranche of $13.6 million to partly finance the acquisition of the Gladiatorship. On October 21, 2015, we drew the third tranche of $13.6 million to partly finance the acquisition of the Guardianship. The facility is secured by a first preferred mortgage over each of the relevant vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an account pledge agreement for each of the vessels, technical and commercial managers' undertakings, a shares security deed of the three applicable vessel owning subsidiaries' shares and a hedging agreement assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a Leverage Ratio (as defined in the UniCredit Bank AG Loan Facility) that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense (each as defined in the UniCredit Bank AG Loan Facility) that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from May 1, 2018, the borrowers shall ensure that the market value of the Premiership, Gladiatorship and Guardianship plus any additional security to total facility outstanding and the cost (if any) of terminating any transactions entered into under the Hedging Agreement (as defined in the UniCredit Bank AG Loan Facility) shall not be less than 120%. Moreover, from July 1, 2017 until September 30, 2017, the borrowers shall maintain in aggregate an additional $1.5 million as minimum liquidity. As of June 30, 2017, $51.2 million was outstanding under the facility, excluding the unamortized financing fees.

November 2015 Alpha Bank A.E. Loan Facility
On November 4, 2015, we entered into a $33.8 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship. On July 28, 2016 we and Alpha Bank A.E. entered into a first supplemental agreement to the facility agreement, and on February 8, 2017, we and Alpha Bank A.E. agreed to an additional amendment to the facility.  As amended to date, the facility provides as follows: the facility bears interest at LIBOR plus a margin of 3.50% and is repayable in sixteen consecutive quarterly instalments of $0.8 million each, commencing on February 12, 2018, with a final balloon payment of $20.3 million due on November 10, 2021. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a percentage ratio of debt minus cash to value market adjusted total assets minus cash that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from April 1, 2018, the borrower shall ensure that the market value of Squireship plus any additional security to total facility outstanding shall not be less than 125%. The facility also restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. As of June 30, 2017, $33.8 million was outstanding under the facility, excluding the unamortized financing fees.
Natixis Loan Facility
On December 2, 2015, we entered into a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship.  On March 7, 2017, we and Natixis entered into a supplemental agreement and a settlement agreement, the Natixis settlement agreement, to the loan facility.  As amended, the facility bears interest at LIBOR plus a margin of 2.50% and is repayable in four installments: $2.0 million due April 28, 2017, $2.0 million due June 30, 2017, $3.0 million due September 29, 2017 and $32.4 million due May 2, 2018. The first two installments have been paid. Pursuant to the terms of the Natixis settlement agreement, we have an option, until September 29, 2017, to satisfy the full amount of the facility by making a prepayment of $28.0 million, which includes any payments made in connection with the first three installment payments.  Upon such prepayment, the facility will be deemed satisfied in full. We expect to satisfy the prepayment of $28.0 million by September 29, 2017, following the new loan of $16.5 million with Amsterdam Trade Bank N.V., which we expect to enter into by the end of September 2017, and the new convertible promissory note of $13.75 million with Jelco, which we expect to enter into by the end of September 2017. The borrower under the Natixis Loan Facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first priority mortgage over the vessel, a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. We have received waivers until May 2, 2018, the maturity date of the loan, for certain of the covenants that require ongoing compliance in future, including requirements that (i) we maintain a Leverage Ratio (as defined in the Natixis Loan Facility) that does not exceed 75%, (ii) we maintain a ratio of EBITDA to net interest expense (each as defined in the Natixis Loan Facility) that is not less than 2:1 and (iii) we maintain liquidity in a specified amount. In addition, we have received waiver from February 1, 2017 until May 2, 2018, the maturity date of the loan, for the market value of the Championship plus any additional security to total facility outstanding undertaking, which shall not be less than 120%. As of June 30, 2017, $35.4 million was outstanding under the facility, excluding the unamortized financing fees.

NSF Loan Facility

On November 28, 2016, we entered into a $32 million secured term loan facility with NSF to partly finance the acquisition of the Lordship and the Knightship. The facility bears fixed interest at 11% per annum, which is payable quarterly, and the principal is repayable in four consecutive quarterly instalments of $0.9 million each, commencing on March 13, 2019 and a final balloon payment of $28.4 million due on December 13, 2019, which is the initial maturity date assuming that we do not choose to extend the facility for one or two maximum yearly periods as described below. The facility may only be extended twice so that the final maturity date shall never extend beyond the date falling on the fifth anniversary of the final drawdown date. The option to extend the facility for up to two years from the initial maturity date is subject to an extension fee of 1.75% per extended year. The borrowers under the facility are our applicable vessel-owning subsidiaries. The facility is secured by first priority mortgages and general assignment covering earnings, insurances and requisition compensation for each of the vessels, account pledge agreements, share pledge agreements of our two vessel-owning subsidiaries and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that (i) the borrowers maintain restricted deposits of $3 million as prepaid interest to be applied equally against the first eight quarterly interest payments of the facility, the first interest instalment commenced on March 13, 2017, (ii) the borrowers maintain an asset coverage ratio with respect to the additional vessels equal to at least 112.5% and (iii) the borrowers accumulate in each of their earnings accounts within three months from each advance relevant drawdown date, and maintain throughout the security period, a minimum amount of at least $0.25 million per additional vessel, or $0.5 million in total. The facility also places a restriction on each borrower's ability to distribute dividends to Seanergy Maritime Holdings Corp. or make any other form of distribution or effect any return of share capital if the borrower maintains a balance in its earnings account that when aggregated with a minimum liquidity amount is less than $1.0 million. As of June 30, 2017, $32 million was outstanding under the facility, excluding the unamortized financing fees.

Jelco Loan Facility dated October 4, 2016

On October 4, 2016, we entered into a $4.2 million loan facility with Jelco to finance the initial deposits for the Lordship and the Knightship.  On November 17, 2016 and November 28, 2016, we entered into amendments to this facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12.8 million (to partially finance the remaining payment for the Lordship and the Knightship) and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date. The maturity date may, at our option, be extended to the earlier of (i) February 28, 2019 and (ii) the date falling 26 months from the final drawdown date. The Company intends to extend the maturity date. This facility currently bears interest at LIBOR plus a margin of 7% and is repayable in one bullet payment together with accrued interest thereon to the maturity date. The margin may be increased by 1.5% if the maturity date is extended in accordance with the terms of the facility. Seanergy Maritime Holdings Corp. is the borrower under this facility. This facility is secured by second priority mortgages and general assignments covering earnings, insurances and requisition compensation on the Lordship and the Knightship, and the vessel owning subsidiaries that own the Lordship and the Knightship have provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under this facility. As of June 30, 2017, $5.9 million was outstanding under this facility, excluding the unamortized financing fees.

Jelco Backstop Facility dated March 28, 2017

On March 28, 2017, we entered into a $47.5 million secured loan agreement with Jelco. Under the terms of the Jelco Backstop Facility, Jelco would make available this facility to us in the event that we were not able to secure third party financing to partially fund the balance of the purchase price of the Partnership, the 2012-built Capesize vessel that we had agreed to purchase and was delivered to us on May 31, 2017 and in the event that we are not able to secure third party financing to partially fund the Natixis settlement agreement. On May 31, 2017, we acquired the M/V Partnership without making use of this agreement. As a result, Jelco will make available an advance of up to $18 million to partly refinance the repayment under the Natixis settlement agreement. The advance will be available up to the earlier of (i) May 2, 2018 and (ii) the date on which the advance is fully borrowed, cancelled or terminated.  However, the advance is subject to the satisfaction of certain customary conditions precedent as well as obtaining an independent third party fairness opinion stating the conversion price under the convertible promissory note dated September 7, 2015, as amended, that is fair to all our shareholders and entering into an amendment to such note amending the conversion price to the lower of (i) the conversion price as defined in such note and (ii) the price determined by the fairness opinion. The facility bears interest at 3-month LIBOR plus a 7% margin. The loan is payable in one bullet payment fourteen months from the final drawdown date.  The available facility will be secured by a first preferred mortgage of the Championship and a general assignment to cover earnings, insurances, charter parties and requisition compensation and technical and commercial managers' undertakings. The vessel owning subsidiary that owns the Championship will provide a guarantee to Jelco for the Company's obligations under the facility. Following the Natixis loan settlement with the new loan of $16.5 million with Amsterdam Trade Bank N.V., which we expect to enter into by the end of September 2017, and the new convertible promissory note of $13.75 million with Jelco, which we expect to enter into by the end of September 2017, this loan agreement will be terminated.

ATB Loan Facility

On May 24, 2017, we entered into an up to $18 million term loan facility with Amsterdam Trade Bank N.V. to partially finance the acquisition of the Partnership. The facility bears interest at LIBOR plus a margin of 4.65% per annum which is payable quarterly and the principal is repayable by twenty equal consecutive quarterly installments being $200 thousand each, by additional quarterly repayments of any Excess Cash (as defined in the loan facility) up to $3.6 million in total, and a final balloon payment due on the maturity date, May 26, 2022. The loan was made available in two tranches: (i) $13.3 million under Tranche A was drawn down on May 26, 2017 and (ii) $4.7 million under Tranche B was drawn down on June 22, 2017. The borrower under the ATB Loan Facility is our applicable vessel-owning subsidiary. The loan is secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Partnership, an earnings account pledge agreement, technical and commercial managers' undertakings and a charter assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the relevant lenders. From June 30, 2018, certain other guarantor covenants require ongoing compliance that Seanergy Maritime Holdings Corp., on a consolidated basis, to maintain (i) a percentage ratio of net bank debt to market value adjusted total assets that does not exceed 75% and (ii) a ratio of EBITDA to net interest expense that is not less than 2:1. In addition, certain other covenants require ongoing compliance, including requirements that (i) the borrower maintains at all times a credit balance of at least $0.5 million, (ii) Seanergy Maritime Holdings Corp. maintains at all times beginning on June 30, 2017 a credit balance of at least $0.5 million per vessel, (iii) the borrower maintains an asset coverage ratio equal to at least 145% beginning on the utilization date of tranche A and ending on the date falling on the second anniversary and 165% at all times thereafter. The facility also places a restriction on the borrower's ability to distribute dividends to Seanergy Maritime Holdings Corp. or make any other form of distribution or effect any return of share capital unless additional repayments in an aggregate amount of $3.6 million have been made. As of June 30, 2017, $18 million was outstanding under the facility, excluding the unamortized financing fees.

Jelco Loan Facility dated May 24, 2017

On May 24, 2017, we entered into an up to $16.2 million loan facility with Jelco to partially finance the acquisition of the Partnership. On June 22, 2017 and on August 22, 2017, we entered into supplemental letters with Jelco to amend the terms of this loan facility, whereby the repayment of $4.8 million was deferred until September 29, 2017. The loan facility bears interest at LIBOR plus a margin of 7% per annum which is payable quarterly. The principal is repayable in two amounts: (i) $4.8 million is due until September 29, 2017 and (ii) $11.4 million is due on the maturity date, May 24, 2018. The maturity date may, at the Company's option, may be extended to May 24, 2019. The Company intends to extend the maturity date. The margin will be increased by 1.5% if the maturity date is extended. The loan is secured by a second priority mortgage and a second priority general assignment covering earnings, insurances and requisition compensation over the vessel. The vessel owning subsidiary that owns the Partnership, and the Company's wholly owned holding entity Emperor Holding Ltd., have provided guarantees to Jelco for Seanergy Maritime Holdings Corp.'s obligations under this facility. As of June 30, 2017, $16.2 million was outstanding under this facility, excluding the unamortized financing fees.

In September 2017 we entered into a financing arrangement with Amsterdam Trade Bank N.V. for loan amount of $16.5 million to partially fund the Natixis settlement agreement, which is expected to close by September 29, 2017 and is subject to completion of legal documentation. The loan will bear interest at LIBOR plus a margin of 4.65% per annum which will be payable quarterly. The principal will be repayable by nineteen consecutive quarterly installments being $0.2 million each of the first four installments, $0.3 million each of the subsequent four installments, and $0.4 million each of the subsequent 11 installments, in addition to a balloon installment of any outstanding indebtedness due on the maturity date, May 26, 2022. On each quarterly repayment date, an additional repayment of at least $0.01 million, or an integral multiple of that amount, of any excess cash standing in the vessel's operating account shall be applied towards reducing the balloon installment. Excess cash, as defined in the term sheet, is any amount above $1 million. The aggregate amount of the additional repayments shall not exceed $1.25 million.

Convertible Promissory Notes
On March 12, 2015, we issued an unsecured convertible promissory note for $4.0 million to Jelco. The note is repayable in ten consecutive semi-annual installments of $0.2 million, along with a balloon installment of $2.0 million payable on the final maturity date, March 19, 2020. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. We have the right to defer up to three consecutive installments to the balloon installment. As of the date hereof, we have deferred all three installments due for payment on March 19, 2016, on September 16, 2016, and March 17, 2017 to the final maturity date. At Jelco's option, the principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note.  As of June 30, 2017, $3.8 million was outstanding under the note.
On September 7, 2015, we issued an unsecured revolving convertible promissory note to Jelco for an amount up to $6.8 million, or the Applicable Limit. The note was subsequently amended eight times between December 2015 and March 2017.  As amended, the Applicable Limit has been raised to $21.2 million. The Applicable Limit will be reduced by $3.1 million each on September 7, 2018 and September 7, 2019. The aggregate outstanding principal is repayable on September 10, 2020, however, principal is also repayable earlier to the extent that the aggregate outstanding principal exceeds the Applicable Limit (as it may be reduced from time to time). The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, our obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 per share. Under the terms of the Jelco Backstop Facility, we have agreed that as a condition precedent to any advance, we will obtain an independent third party fairness opinion stating the conversion price under the convertible promissory note dated September 7, 2015, as amended, that is fair to all our shareholders and enter into an amendment to such note amending the conversion price to the lower of (i) the conversion price as defined in such note and (ii) the price determined by the fairness opinion. Jelco has also received customary registration rights with respect to any shares received upon conversion of the note. As of June 30, 2017, $21.2 million was outstanding under the note.
On September 5, 2017, we obtained an indicative term sheet from Jelco for a convertible promissory note of $13.75 million to partially fund the Natixis settlement agreement and the scheduled repayment of $4.75 million due under the loan issued to Jelco in May 2017. We expect to enter into the convertible promissory note agreement by the end of September 2017. The note will be repayable in two equal annual installments of $1.375 million commencing in the third quarter of 2019 and one balloon installment of $11 million due in the third quarter of 2021. At Jelco's option, the outstanding principal amount under the convertible note may be paid at any time in common shares.

Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of June 30, 2017, following the new loan of $16.5 million with Amsterdam Trade Bank N.V., which we expect to enter into by the end of September 2017, and the new convertible promissory note of $13.75 million with Jelco, which we expect to enter into by the end of September 2017 (in thousands of U.S. Dollars):
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt and debt to related party	$225,233	$22,623	$116,249	$86,361	$-
Convertible promissory notes	33,965	400	10,500	23,065	-
Interest expense - long term debt and debt to related party	53,404	13,523	22,096	17,785	-
Interest expense - convertible promissory notes	6,833	2,062	3,869	902	-
Total	$319,435	$38,608	$152,714	$128,113	$-

Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
As of June 30, 2017 (unaudited) and December 31, 2016
 (In thousands of US Dollars, except for share and per share data)

	Notes	June 30, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	4	6,397	12,858
Restricted cash	4, 8	1,550	1,550
Accounts receivable trade, net		3,819	2,783
Inventories	5	5,253	4,049
Other current assets	6	755	1,089
Total current assets		17,774	22,329

Fixed assets:
Vessels, net	7	259,979	232,109
Office equipment, net		8	19
Total fixed assets		259,987	232,128

Other non-current assets:
Deferred charges		1,232	1,572
Restricted cash, non-current	4, 8	1,250	1,500
Other non-current assets		-	5
TOTAL ASSETS		280,243	257,534

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt, net of deferred finance costs	8	16,986	10,301
Current portion of convertible promissory notes	3	400	200
Trade accounts and other payables	9	7,888	6,350
Due to related parties	3	4,738	-
Accrued liabilities		3,064	2,529
Deferred revenue		223	1,850
Total current liabilities		33,299	21,230

Non-current liabilities:
Long-term debt, net of current portion and deferred finance costs	8	203,638	198,497
Due to related parties, noncurrent	3	17,342	5,878
Long-term portion of convertible promissory notes	3	1,645	1,097
Total liabilities		255,924	226,702

Commitments and contingencies	11	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at June 30, 2017 and December 31, 2016; 36,979,346 and 34,072,210 shares issued and outstanding as at June 30, 2017 and December 31, 2016, respectively	12	3	3
Additional paid-in capital	3	372,368	369,291
Accumulated deficit		(348,052)	(338,462)
Total Stockholders' equity		24,319	30,832
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		280,243	257,534

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Loss
For the six-month periods ended June 30, 2017 and 2016
(In thousands of US Dollars, except for share and per share data)

		Six-month period ended June 30,
	Notes	2017	2016
Revenues:
Vessel revenue		32,947	15,719
Commissions		(1,253)	(554)
Vessel revenue, net		31,694	15,165
Expenses:
Voyage expenses		(16,629)	(9,505)
Vessel operating expenses		(8,796)	(6,698)
Management fees		(488)	(454)
General and administration expenses		(2,269)	(1,540)
Amortization of deferred dry-docking costs		(430)	(240)
Depreciation		(4,952)	(4,196)
Operating loss		(1,870)	(7,468)
Other income / (expenses), net:
Interest and finance costs	13	(5,801)	(3,442)
Interest and finance costs - related party	3 & 13	(1,900)	(937)
Interest and other income		8	-
Foreign currency exchange losses, net		(27)	(12)
Total other expenses, net		(7,720)	(4,391)
Net loss		(9,590)	(11,859)

Net loss per common share
Basic and diluted	14	(0.27)	(0.61)
Weighted average common shares outstanding
Basic and diluted	14	35,217,339	19,370,412

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Stockholders' Equity
For the six-month periods ended June 30, 2017 and 2016
 (In thousands of US Dollars, except for share data)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total stockholders' equity

Balance, January 1, 2016	19,522,413	2	337,121	(313,839)	23,284
Issuance of convertible promissory notes (Note 3)	-	-	9,400	-	9,400
Stock based compensation (Note 15)	(8,003)	-	79	-	79
Net loss for the six months ended June 30, 2016	-	-	-	(11,859)	(11,859)
Balance, June 30, 2016	19,514,410	2	346,600	(325,698)	20,904

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total stockholders' equity

Balance, January 1, 2017	34,072,210	3	369,291	(338,462)	30,832
Issuance of common stock (Note 12)	2,907,136	-	2,597	-	2,597
Stock based compensation (Note 15)	-	-	480	-	480
Net loss for the six months ended June 30, 2017	-	-	-	(9,590)	(9,590)
Balance, June 30, 2017	36,979,346	3	372,368	(348,052)	24,319

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2017 and 2016
 (In thousands of US Dollars)

	Six-month period ended June 30,
	2017	2016 (as adjusted)
Cash flows from operating activities:
Net loss	(9,590)	(11,859)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,952	4,196
Amortization of deferred dry-docking costs	430	240
Amortization of deferred finance charges	248	120
Amortization of convertible promissory note beneficial conversion feature	748	376
Stock based compensation	480	79
Changes in operating assets and liabilities:
Accounts receivable trade, net	(1,036)	(297)
Inventories	(1,204)	525
Other current assets	334	(231)
Deferred charges	(90)	41
Other non-current assets	5	(5)
Trade accounts and other payables	1,487	(2,767)
Accrued liabilities	116	(127)
Deferred revenue	(1,627)	514
Net cash used in operating activities	(4,747)	(9,195)
Cash flows from investing activities:
Acquisition of vessels	(32,729)	-
Net cash used in investing activities	(32,729)	-
Cash flows from financing activities:
Net proceeds from issuance of common stock and warrants	2,713	-
Proceeds from long term debt	18,000	-
Proceeds from convertible promissory notes	-	9,400
Proceeds from related party debt	16,200	-
Payments of financing costs	(396)	-
Repayments of long term debt	(5,752)	(450)
Net cash provided by financing activities	30,765	8,950
Net decrease in cash and cash equivalents and restricted cash	(6,711)	(245)
Cash and cash equivalents and restricted cash at beginning of period	15,908	3,354
Cash and cash equivalents and restricted cash at end of period	9,197	3,109

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	6,343	3,749

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy") was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece. The Company provides global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries.
On January 8, 2016, the Company's common stock began trading on a split-adjusted basis, following a December 22, 2015 approval from the Company's Board of Directors to reverse split the Company's common stock at a ratio of one-for-five. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") for certain financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017.

In the opinion of management, these unaudited interim consolidated financial statements, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2017, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2017.

a.	Subsidiaries in Consolidation:

Seanergy's subsidiaries included in these consolidated financial statements as of June 30, 2017, are as follows:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp.(1) (3)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp.(1) (3)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co.(1)	Marshall Islands	Gloriuship	November 3, 2015	N/A
Sea Genius Shipping Co.(1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Leader Shipping Co.(1)	Marshall Islands	Leadership	March 19, 2015	N/A
Premier Marine Co.(1)	Marshall Islands	Premiership	September 11, 2015	N/A
Gladiator Shipping Co.(1)	Marshall Islands	Gladiatorship	September 29, 2015	N/A
Guardian Shipping Co.(1)	Marshall Islands	Guardianship	October 21, 2015	N/A
Champion Ocean Navigation Co.(1)	Liberia	Championship	December 7, 2015	N/A
Squire Ocean Navigation Co.(1)	Liberia	Squireship	November 10, 2015	N/A
Emperor Holding Ltd.(1)	Marshall Islands	N/A	N/A	N/A
Knight Ocean Navigation Co.(1)	Liberia	Knightship	December 13, 2016	N/A
Lord Ocean Navigation Co.(1)	Liberia	Lordship	November 30, 2016	N/A
Partner Shipping Co.(1)	Marshall Islands	Partnership	May 31, 2017	N/A
Pembroke Chartering Services Limited (4)	Malta	N/A	N/A	N/A
Martinique International Corp.(1)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp.(1)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Maritime Capital Shipping Limited (1)	Bermuda	N/A	N/A	N/A
Maritime Capital Shipping (HK) Limited (3)	Hong Kong	N/A	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	December 4, 2012
Maritime Grace Shipping Limited (2)	British Virgin Islands	Clipper Grace	May 21, 2010	October 15, 2012
Atlantic Grace Shipping Limited (5)	British Virgin Islands	N/A	N/A	N/A

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(1) Subsidiaries wholly owned
(2) Vessel owning subsidiaries owned by Maritime Capital Shipping Limited (or "MCS")
(3) Management company
(4) Chartering services company
(5) Dormant company

2.	Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on April 28, 2017. There have been no material changes to these policies in the six-month period ended June 30, 2017, other than as disclosed below:
Revenue
Charterers individually accounting for more than 10% of revenues during the six-month periods ended June 30, 2017 and 2016 were:

	Six-month period ended June 30,
Customer	2017	2016
A	19%	-
B	14%	-
C	12%	10%
D	10%	-
E	-	20%
F	-	15%
Total	55%	45%

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09 Revenue from Contracts with Customers. ASU 2014-09, as amended, is effective beginning January 1, 2018. The Company expects to adopt the provisions of ASU 2014-09 on a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption. The Company expects that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue for voyage charters, whereby the Company's method of determining proportional performance might change to load-to-discharge, as compared to the current recognition method, where a voyage is deemed to commence upon signing the charter party or completion of previous voyage, whichever is later, and is deemed to end upon the completion of the discharge of the delivered cargo. This will result in no revenue being recognized prior to the loading of the current voyage. This change will result in revenue being recognized later in the voyage which may cause additional volatility in revenue and earnings between periods. The Company does not expect that the adoption of ASU 2014-09 will result in a change in the method of recognizing revenue for time charter agreements, as time charter agreement revenue will be accounted for under the new leases accounting standard, effective beginning January 1, 2019. The Company is evaluating the impact of the revenue standard and reviewing historical contracts to quantify the impact that the adoption of the standard will have on specific performance obligations. The Company is considering the business assumptions, processes, systems and controls to fully determine revenue recognition and disclosure under the new standard.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Inventories
On January 1, 2017, the Company adopted ASU No. 2015-11, Inventory, effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. The adoption of this guidance has had no impact on the Company's results of operations, cash flows and net assets for any period.
Stock-based Compensation
On January 1, 2017, the Company adopted ASU No. 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting, effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. The adoption of this guidance has had no impact on the Company's results of operations, cash flows and net assets for any period.

Recent Accounting Pronouncements
In November 2016, the FASB issued ASU No. 2016-18 Statement of Cash Flows (Topic 230) – Restricted Cash which addresses the presentation of changes in restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 will reduce diversity in how entities present changes in restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period. The Company adopted ASU No. 2016-18 in 2017. The only effect the adoption of ASU No. 2016-18 had on prior-period information is the presentation of the restricted cash on the statement of cash flows. Specifically, the line item Restricted cash released/(retained) was removed from the Cash flows from financing activities section of the statement of cash flows and the beginning period and ending period cash balances now include restricted cash. Comparative interim period of the statement of cash flow has been retrospectively adjusted to reflect the adoption of ASU No. 2016-18.

In January 2017, the FASB issued ASU No. 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323). ASU 2017-03 amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to Consolidated Financial Statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with Staff Accounting Bulletin (SAB) Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company's Consolidated Financial Statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718). ASU 2017-09 clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. ASU 2017-09 allows companies to make certain changes to awards without accounting for them as modifications. It does not change the accounting for modifications. ASU 2017-09 is effective for annual periods, and interim periods within those annual periods, beginning after 15 December 2017 for all entities. Early adoption is permitted, including adoption in any interim period for which financial statements have not yet been issued or made available for issuance.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

3.	Transactions with Related Parties:

a.	Convertible Promissory Notes:

On March 12, 2015 ("commitment date"), the Company issued an unsecured convertible promissory note of $4,000 to Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is also the Company's principal shareholder, for general corporate purposes. The convertible note is repayable in ten consecutive semi-annual installments of $200, along with a balloon installment of $2,000 payable on the final maturity date, March 19, 2020. The note bears interest of LIBOR plus a margin with quarterly interest payments. At Jelco's option, the outstanding principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 per share. The Company has deferred three consecutive installments to the final maturity date, as per the terms of the convertible note.
The Company accounted for the issuance of the convertible promissory note in accordance with the beneficial conversion features ("BCF") guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument. As of December 31, 2015, the Company had paid the first installment, with the entire payment recorded as a reduction to Additional paid-in capital. As of June 30, 2017, the Company has deferred the installments due for payment on March 19, 2016, September 19, 2016 and March 17, 2017 to the final maturity date.
The debt movement is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2015	4,000	(4,000)	103	103
Amortization (Note 13)	-	-	146	146
Balance, June 30, 2016	4,000	(4,000)	249	249
Amortization	-	-	176	176
Balance, December 31, 2016	4,000	(4,000)	425	425
Amortization (Note 13)	-	-	214	214
Balance, June 30, 2017	4,000	(4,000)	639	639

The equity movement is presented below:

Additional paid-in capital
Balance, December 31, 2015	3,800
Balance, June 30, 2016	3,800
Balance, December 31, 2016	3,800
Balance, June 30, 2017	3,800

On September 7, 2015 ("commitment date"), the Company issued an unsecured revolving convertible promissory note of up to $6,765 (the "Applicable Limit") to Jelco for general corporate purposes. The revolving convertible promissory note has a tenor of up to five years after the first drawdown and the Applicable Limit will be reduced by $1,000 each year after the second year following the first drawdown. The note bears interest of LIBOR plus a margin with quarterly interest payments. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 per share. The unsecured revolving convertible promissory note has been amended eight times, increasing the maximum principal amount available to be drawn to $21,165, while also increasing the amount by which the Applicable Limit will be reduced to $3,100. The applicable limit reduction of $3,100 due in September 2017 has been deferred to the note's maturity date in September 2020. The Company has drawn down the entire $21,165 as of June 30, 2017.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The Company accounted for the issuance of the revolving convertible promissory note in accordance with the BCF guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument.

The debt movement is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2015	11,765	(11,765)	31	31
Additions	9,400	(9,400)	-	-
Amortization (Note 13)	-	-	230	230
Balance, June 30, 2016	21,165	(21,165)	261	261
Additions	-	-	-	-
Amortization	-	-	611	611
Balance, December 31, 2016	21,165	(21,165)	872	872
Amortization (Note 13)	-	-	534	534
Balance, June 30, 2017	21,165	(21,165)	1,406	1,406

The equity movement is presented below:

Additional paid-in capital
Balance, December 31, 2015	11,765
Intrinsic value of BCF	9,400
Balance, June 30, 2016	21,165
Intrinsic value of BCF	-
Balance, December 31, 2016	21,165
Balance, June 30, 2017	21,165

b.	Loan Agreements:

On October 4, 2016, the Company entered into a $4,150 loan facility with Jelco to finance the initial deposits for the vessels M/V Lordship and M/V Knightship. On November 17, 2016 and November 28, 2016, the Company entered into amendments to this facility, which, among other things, increased the aggregate amount that could be borrowed under the facility to up to $12,800 (to partially finance the remaining payment for the M/V Lordship and the M/V Knightship) and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date. As of December 31, 2016, the Company had drawn down the entire $12,800. The maturity date may be extended, at the Company's option, to the earlier of (i) February 28, 2019 and (ii) the date falling 26 months from the final drawdown date. The Company intends to extend the maturity date. The facility bears interest at LIBOR plus a margin of 9% per annum and is repayable in one bullet payment together with accrued interest thereon to the maturity date. The facility further provided that the Company was required to prepay Jelco (i) in the event of a public offering by the Company of Seanergy Maritime Holdings Corp's securities, an amount equal to 25 percent of the net offering proceeds and (ii) $1,900 upon the delivery of the M/V Knightship. Seanergy Maritime Holdings Corp. is the borrower under this facility. The margin may be decreased by 2% upon a $5,000 prepayment by the Company or increased by 1.5% if the maturity date is extended in accordance with the terms of the facility. The facility is secured by second priority mortgages and general assignments covering earnings, insurances and requisition compensation on the M/V Lordship and the M/V Knightship, and the vessel owning subsidiaries that own the M/V Lordship and the M/V Knightship have provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under this facility. On December 14, 2016, following the delivery of M/V Knightship on December 13, 2016, the company prepaid Jelco $1,900 in accordance with the facility provisions. Additionally, on December 14, 2016, following the completion of the Company's public offering of 10,000,000 of its common shares on December 13, 2016 (Note 12), the company prepaid Jelco $5,000 in accordance with the facility provisions. The $5,000 comprised of (i) $3,430 mandatory prepayment as per the 25 percent of the then estimated net offering proceeds provision described above and (ii) $1,570 voluntary prepayment. As a result of the $5,000 prepayment, the margin was reduced by 2% to 7%. As of June 30, 2017, $5,900 was outstanding under this loan facility. The balance sheet amount is shown net of deferred financing costs.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On March 28, 2017, the Company entered into a $47,500 secured loan agreement with Jelco. Under the terms of this agreement, Jelco would make available this facility to the Company, in the event that the Company is not able to secure third party financing to partly fund the Natixis settlement agreement (Note 8), as well as the balance purchase price of the M/V Partnership (Notes 7 and 8). On May 31, 2017, the Company acquired the M/V Partnership without making use of this agreement (Notes 7 and 8). As a result, Jelco will make available an advance of up to $18,000 to partly refinance the Natixis settlement agreement. The advance will be available up to the earlier of (i) May 2, 2018 and (ii) the date on which the advance is fully borrowed, cancelled or terminated. However, the advance is subject to the satisfaction of certain customary conditions precedent as well as obtaining an independent third party fairness opinion for resetting the conversion price to be included in an amendment to the convertible promissory note dated September 7, 2015, issued by the Company to Jelco, and such conversion price to be amended to the lower of (i) the conversion price as defined in the note and (ii) a price determined by an independent third party that is determined to be fair to all the Company's shareholders. The facility will bear interest at 3-month LIBOR plus a 7% margin. The loan will be payable in one bullet payment and the repayment date will be fourteen months from the final drawdown date. The facility will be secured by a first preferred mortgage of the M/V Championship and a general assignment to cover earnings, insurances, charter parties and requisition compensation and technical and commercial managers' undertakings. The vessel owning subsidiary that owns the M/V Championship will provide a guarantee to Jelco for Seanergy's obligations under the facility. As of June 30, 2017, $18,000 are available under the loan dated March 28, 2017. Following the events disclosed in Note 16, this loan agreement will be terminated.
On May 24, 2017, the Company entered into an up to $16,200 loan facility with Jelco to partially finance the acquisition of the M/V Partnership. The Company drew down the $16,200 on May 24, 2017. On June 22, 2017 and on August 22, 2017, the Company entered into supplemental letters with Jelco to amend the terms of this loan facility, whereby the repayment of $4,750 was deferred until September 29, 2017. The loan facility bears interest at LIBOR plus a margin of 7% per annum which is payable quarterly. The principal is repayable in two amounts: (i) $4,750 is due until September 29, 2017 and (ii) $11,450 is due on the maturity date, May 24, 2018.  The maturity date may, at the Company's option, be extended to May 24, 2019. The Company intends to extend the maturity date. The margin will be increased by 1.5% if the maturity date is extended. The facility is secured by second priority mortgage and general assignments covering earnings, insurances and requisition compensation on the M/V Partnership, and the vessel owning subsidiary that owns the M/V Partnership has provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under this facility.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows:
	June 30, 2017	December 31, 2016
Cash and cash equivalents	6,397	12,858
Restricted cash	1,550	1,550
Restricted cash, non-current	1,250	1,500
Total cash and cash equivalents and restricted cash shown in the statement of cash flows	9,197	15,908

Amounts in restricted cash include $2,250 of restricted deposits as contractually required under the loan facility with Northern Shipping Fund III LP, or NSF (Note 8), $500 of minimum liquidity requirements as per the Amsterdam Trade Bank N.V. loan agreement (Note 8) and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company's financial institutions.
5.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2017	December 31, 2016
Lubricants	660	553
Bunkers	4,593	3,496
Total	5,253	4,049

6.	Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2017	December 31, 2016
Prepaid expenses	454	684
Insurance claims	229	-
Other	72	405
Total	755	1,089

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

7.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	June 30, 2017	December 31, 2016
Cost:
Beginning balance	242,462	201,684
- Additions	32,810	40,778
Ending balance	275,272	242,462

Accumulated depreciation:
Beginning balance	(10,353)	(1,844)
- Additions	(4,940)	(8,509)
Ending balance	(15,293)	(10,353)

Net book value	259,979	232,109

On March 28, 2017, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, at a gross purchase price of $32,650. On May 31, 2017, the Company acquired the 2012 Capesize, 179,213 DWT vessel M/V Partnership. The acquisition was financed with the Amsterdam Trade Bank N.V. loan facility (Note 8), the Jelco loan facility entered into on May 24, 2017 (Note 3) and by cash on hand. Additionally, approximately $160 worth of expenditures that increased the earning capacity and improved the efficiency of some vessels were capitalized.
All vessels are mortgaged to secured loans (Notes 3 and 8).
8.	Long-Term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2017	December 31, 2016
Secured loan facilities	222,045	210,130
Less: Deferred financing costs	(1,421)	(1,332)
Total	220,624	208,798
Less - current portion	(16,986)	(10,301)
Long-term portion	203,638	198,497

Secured credit facilities

On March 6, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $8,750. The loan was used to partially finance the acquisition of the M/V Leadership. The loan bears interest of LIBOR plus a margin of 3.75% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period. The Company has paid the first nine installments as of June 30, 2017. On December 23, 2015, the Company amended the loan agreement with Alpha Bank A.E. in order to amend certain of financial definitions. On July 28, 2016, the Company further amended the loan agreement with Alpha Bank A.E. in order to defer part of the then next four installments to the final maturity date. The outstanding loan balance as of June 30, 2017 is repayable in consecutive quarterly installments being $250 each, along with a balloon installment of $4,550 payable on the final maturity date, March 17, 2020.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On September 1, 2015, the Company entered into a loan agreement with HSH Nordbank AG, for a secured loan facility in an amount of $44,430. The loan was used to pay for the acquisition of the vessels M/V Geniuship and M/V Gloriuship. The loan is repayable in twelve consecutive quarterly installments commencing on September 30, 2017, the first three installments being approximately $1,049 each, the fourth installment being approximately $4,050, the next eight installments being approximately $1,049 each, along with a balloon installment of $28,837 payable on the final maturity date, June 30, 2020. The loan bears interest of LIBOR plus margins between 3.4% and 3.6% with quarterly interest payments. Following a mandatory prepayment of $3,000 on June 30, 2018, the margin will be reduced to 3.25%. The loan facility is secured by a first priority mortgage over the two vessels. On May 16, 2016, the Company entered into a supplemental letter to the senior secured loan facility with HSH Nordbank AG. Effective as of March 1, 2016, the supplemental letter has deferred certain prepayments to June 30, 2018.
On February 23, 2017, the Company reached an agreement with HSH Nordbank AG to (i) defer from October 1, 2017, to May 1, 2018, the security coverage requirement that the market value of M/V Geniuship and M/V Gloriuship plus any additional security to total facility outstanding and any Swap Exposure (as defined in the loan facility) not be less than 120%, (ii) defer from December 31, 2017, to June 30, 2018, the requirement that the Company, on a consolidated basis, maintains a percentage ratio of total liabilities (excluding any shareholders' convertible notes) to total assets (less any activated goodwill) that does not exceed 75% and (iii) defer from the quarter ending December 31, 2017, to the quarter ending June 30, 2018, of the requirement that the Company maintains a ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding any gains and losses on the disposal of subsidiaries or vessels and impairments on goodwill and vessels, to interest payments that is not less than 2:1.
On September 11, 2015, the Company entered into a facility agreement with UniCredit Bank AG, for a secured loan facility in an amount of $52,705. The loan was made available to partially finance the acquisition of the vessels M/V Premiership, M/V Gladiatorship and M/V Guardianship. The loan is repayable in fifteen consecutive quarterly installments being $1,552 each, commencing on June 26, 2017, along with a balloon installment of $29,425 payable on the final maturity date, December 28, 2020. The loan bears interest of LIBOR plus a margin of 3.20% if the value to loan ratio is lower than 125%, 3.00% if the value to loan ratio is between 125% and 166.67% and 2.75% if the value to loan is higher than 166.67% with quarterly interest payments. The loan is secured by a first priority mortgage over the three vessels. On June 3, 2016, the Company entered into a supplemental letter in order to split the margin into a cash portion and a capitalized portion. The capitalized portion of the margin was repaid in full as of June 30, 2017. In addition, the application of certain covenants is deferred to at least June 30, 2017. On July 29, 2016, the Company further entered into a supplemental letter pursuant to which effective as of December 11, 2015, the requirement for Seanergy Maritime Holdings Corp., as guarantor, to maintain liquidity in a specified amount is delayed until July 1, 2017. On March 7, 2017, the Company reached an agreement with UniCredit Bank AG  to (i) defer from June 30, 2017, to May 1, 2018, the security coverage requirement that the market value of M/V Premiership, M/V Gladiatorship and M/V Guardianship plus any additional security to total facility outstanding and the cost, if any, of terminating any transactions entered into under the Hedging Agreement (as defined in the loan facility) shall not be less than 120%, (ii) defer from September 30, 2017, to June 30, 2018, the requirement that the Company maintain a leverage ratio (as defined in the loan facility) that does not exceed 75%, and (iii) defer from September 30, 2017, to June 30, 2018, the requirement that the Company maintain a ratio of EBITDA to net interest expense (as defined in the loan facility) that is not less than 2:1.
On November 4, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $33,750. The loan was used to partially finance the acquisition of the M/V Squireship. On November 10, 2015, the Company drew down the $33,750. The loan is repayable in sixteen consecutive quarterly installments being approximately $844 each, commencing on February 12, 2018, along with a balloon installment of $20,250 payable on the final maturity date, November 10, 2021. The loan bears interest of LIBOR plus a margin of 3.50% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period. On July 28, 2016, the Company further amended the loan agreement in order to defer certain liquidity covenants to July 1, 2017 and to also waive any event of non-compliance with such covenant that occurred post December 31, 2015.  The Company has also reached an agreement with Alpha Bank A.E. to defer from January 1, 2018, to May 1, 2018, of the security requirement that the market value of M/V Squireship plus any additional security to the total facility outstanding shall not be less than 125%.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On December 2, 2015, the Company entered into a facility agreement with Natixis, for a secured loan facility in an amount of $39,412. The loan was used to partially finance the acquisition of the M/V Championship. On December 7, 2015, the Company drew down the $39,412. The loan is repayable in fifteen consecutive quarterly installments being $985 each, commencing on June 30, 2017, along with a balloon installment of $24,637 payable on the final maturity date, February 26, 2021. The loan bears interest of LIBOR plus a margin of 2.50% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. On March 7, 2017, the Company entered into a supplemental and a settlement agreement with Natixis to the secured term loan facility dated December 2, 2015.  Under the terms of the supplemental agreement the secured term loan will now be repayable in four installments: $2,000 due April 28, 2017, $2,000 due June 30, 2017, $3,000 due September 29, 2017, and $32,412 due May 2, 2018.  In addition, the supplemental agreement waives the application of the minimum required security cover requirement and all the financial covenant requirements under the secured term loan facility until the termination date of the loan, which is May 2, 2018. Under the terms of the settlement agreement, the Company has an option, until September 29, 2017, to satisfy the full amount of the facility by making a prepayment of $28,000, which includes any payments made in connection with the first three installment payments.  Upon such prepayment, the facility will be deemed satisfied in full.
On November 28, 2016, the Company entered into a $32,000 secured term loan facility with NSF to partly finance the acquisition of the two second hand Capesize vessels M/V Lordship and M/V Knightship. The facility bears interest at 11% per annum, which is payable quarterly, and the principal is repayable in four consecutive quarterly installments of $900 each, commencing on March 31, 2019 and a final payment of $28,400 due on December 31, 2019 (initial termination date). The facility may be extended twice so that the final termination date shall never extend beyond the date falling on the fifth anniversary of the final drawdown date. The option to extend the facility for up to another two years from the initial termination date is subject to an extension fee of 1.75% per extended year of each relevant loan outstanding amount. The borrowers must maintain restricted deposits of $1,500, each, as prepaid interest to be applied equally against the first eight quarterly interest payments of the facility. As of December 13, 2016, the Company had drawn down the entire $32,000.

On May 24, 2017, the Company entered into an up to $18,000 term loan facility with Amsterdam Trade Bank N.V., to partially finance the acquisition of the M/V Partnership. The loan bears interest at LIBOR plus a margin of 4.65% per annum which is payable quarterly. The principal is repayable by twenty equal consecutive quarterly installments being $200 each and a balloon installment of $14,000 due on the maturity date, May 26, 2022. On each quarterly repayment date, an additional repayment of at least $10, or an integral multiple of that amount, of any excess cash standing in the vessel's operating account shall be applied towards reducing the balloon installment. Excess cash, as defined in the loan facility, is any amount above $1,000. The aggregate amount of the additional repayments shall not exceed $3,600. The loan was made available in two tranches: (i) $13,250 under Tranche A was drawn down on May 26, 2017 and (ii) $4,750 under Tranche B was drawn down on June 22, 2017. The loan facility requires that the borrower shall maintain in aggregate $500 as minimum liquidity. The loan is secured by a first priority mortgage over the vessel.
The borrowers under each of the above seven facilities are the applicable vessel owning subsidiaries, and six out seven facilities are guaranteed by Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The annual principal payments required to be made after June 30, 2017, taking into consideration the events disclosed in Note 16, are as follows:

Twelve month periods ending	Amount
June 30, 2018	17,493
June 30, 2019	18,481
June 30, 2020	80,418
June 30, 2021	38,304
June 30, 2022	48,437
Total	203,133

9.	Trade Accounts and Other Payables:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2017	December 31, 2016
Creditors	7,096	6,146
Insurances	158	23
Other	634	181
Total	7,888	6,350

10.	Financial Instruments:

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.
(b)	Interest Rate Risk

Fair Value of Financial Instruments
The fair values of the financial instruments shown in the consolidated balance sheets as of June 30, 2017 and December 31, 2016, represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt: The carrying value of long-term debt with variable interest rates approximates the fair market value as the long-term debt bears interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of June 30, 2017, and the carrying value approximates the fair market value. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy which includes observable inputs other than quoted prices included in Level 1.

11.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
12.	Capital Structure:

(a)  Common Stock
On January 8, 2016, the Company effected a one-for-five reverse stock split of the Company's issued common stock (Note 1). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by the Company's Board of Directors. The reverse stock split did not change the authorized number of shares or par value of the Company's common stock or preferred stock, but did effect a proportionate adjustment to the number of shares of common stock issuable upon the vesting of restricted stock awards, and the number of shares of common stock eligible for issuance under the Plan. All applicable outstanding equity awards discussed below have been adjusted retroactively for the one-for-five reverse stock split.
On August 5, 2016, the Company entered into a securities purchase agreement with an unaffiliated third party, which is an institutional investor, under which the Company sold 1,180,000 of its common shares in a registered direct offering at a price of $4.15 per share. On August 10, 2016, the Company completed the registered direct offering for net proceeds of approximately $4,080. The net proceeds of this offering were used for general corporate purposes.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On November 18, 2016, the Company entered into a securities purchase agreement with unaffiliated third parties, which are institutional investors, under which the Company sold 1,305,000 of its common shares in a registered direct offering at a price of $2.75 per share. On November 23, 2016, the Company completed the registered direct offering for net proceeds of approximately $3,210, which proceeds were used for general corporate purposes, including funding of vessel acquisitions.
On December 13, 2016, the Company completed its public offering of 10,000,000 of its common shares and 10,000,000 class A warrants to purchase an aggregate of 10,000,000 common shares of the Company, at a combined price of $1.50 per share and class A warrant. The offering was in connection with the Company's form F-1 filed with the SEC on October 28, 2016, which was further amended on November 29, 2016, December 5, 2016, December 6, 2016 and December 8, 2016. The net proceeds were approximately $13,081, which proceeds were used to prepay $6,900 of the Jelco loan facility (Note 3b) and for general corporate purposes, including funding of vessel acquisitions.
On December 21, 2016, the Company completed the sale of an additional 1,300,000 of its common shares and 1,500,000 class A warrants to purchase 1,500,000 common shares of the Company, at a price of $1.49 per share and $0.01 per class A warrant, respectively, pursuant to the exercise of the over-allotment option granted to the underwriters in the Company's public offering that closed on December 13, 2016. The net proceeds were approximately $1,775, which proceeds were used for general corporate purposes, including funding of vessel acquisitions.
On February 3, 2017, the Company entered into an Equity Distribution Agreement with Maxim Group LLC, or "Maxim", as sales agent, under which the Company would offer and sell, from time to time through Maxim up to $20,000 of its common shares. The Company would determine, at its sole discretion, the timing and number of shares to be sold pursuant to the Equity Distribution Agreement along with any minimum price below which sales would not be made.  Maxim would make any sales pursuant to the Equity Distribution Agreement using its commercially reasonable efforts consistent with its normal trading and sales practices. Sales of common shares, if any, would be made by means of ordinary brokers' transactions on the Nasdaq Capital Market, in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made to or through a market maker other than on an exchange, at prices related to the prevailing market prices or at negotiated prices. On June 27, 2017, the Company and Maxim mutually terminated the Equity Distribution Agreement. As of June 27, 2017, the Company has sold a total of 2,782,136 of its common shares for aggregate net proceeds of $2,597 in connection with this public at-the-market offering. Maxim has received aggregate compensation for such sales of $86 as of June 27, 2017.
On April 10, 2017, the Company issued 125,000 of its common shares to an unaffiliated third party for the provision of professional services related to the Company's internet-based investor relations efforts.
On May 18, 2017, the Company was notified by NASDAQ that it was no longer in compliance with NASDAQ Listing Rule 5550(a)(2) because the closing bid price of the Company's common stock for 30 consecutive business days, from April 5, 2017 to May 17, 2017, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market. This notification had no effect on the listing of the Company's common stock, and the applicable grace period to regain compliance is 180 days, expiring on November 14, 2017. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period and it meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period. On September 5, 2017, the Company regained compliance with the minimum bid price requirement (Note 16).

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(b)  Warrants
On December 13, 2016, in connection with the public offering of December 13, 2016, the Company granted 10,000,000 class A warrants with an exercise price of $2.00 each. In connection with the offering, the Company also issued the representative of the underwriters a warrant ("Warrant I)" to purchase 500,000 of its common shares ("Warrant Shares"). The purchase price of one Warrant Share, which will be received by the Company, is equal to $1.875. Exercise of the purchase rights represented by Warrant I may be made, in whole or in part. The class A warrants were approved for listing on the Nasdaq Capital Market and trade under the ticker symbol "SHIPW" beginning on December 8, 2016. The class A warrants are immediately exercisable and expire on December 13, 2021. The Warrant I is exercisable beginning June 6, 2017 and expires on December 7, 2019. If and only if an effective registration statement covering the issuance of the common shares under the class A warrants is not available, the class A warrants may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the class A warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to class A warrant agreement. Similarly, if and only if an effective registration statement covering the issuance of the common shares under Warrant I is not available, the Warrant I may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the representative's warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to representative's warrant agreement. The Company may call the class A warrants for cancellation upon ten trading days prior written notice commencing thirteen months after issuance, subject to certain conditions, including the volume weighted average price of the Company's common shares exceeding $7.00 for a period of ten consecutive trading days.
On December 21, 2016, in connection with the exercise of the over-allotment option granted to the underwriters in the public offering of December 13, 2016, the Company granted an additional 1,500,000 class A warrants at a price of $0.01 per class A warrant with an exercise price of $2.00 each. In connection with the offering, the Company also issued the representative of the underwriters a warrant ("Warrant II)" to purchase 65,000 of its common shares ("Warrant Shares"). The purchase price of one Warrant Share, which will be received by the Company, is equal to $1.875. Exercise of the purchase rights represented by Warrant II may be made, in whole or in part. The class A warrants are immediately exercisable and expire on December 13, 2021. If and only if an effective registration statement covering the issuance of the common shares under the class A warrants is not available, the class A warrants may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the class A warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to class A warrant agreement. Similarly, if and only if an effective registration statement covering the issuance of the common shares under Warrant II is not available, the Warrant II may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the representative's warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to representative's warrant agreement. The Warrant II is exercisable beginning June 6, 2017 and expires on December 7, 2019.
As of June 30, 2017, the Company had outstanding warrants, including both the class A warrants and Warrant I and Warrant II issued to the representative of the underwriters, exercisable to purchase an aggregate of 12,065,000 shares of Seanergy's common shares.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

13.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:
	Six-month period ended June 30,
	2017	2016
Interest on long-term debt	5,534	3,310
Amortization of debt issuance costs	237	120
Other	30	12
Total	5,801	3,442

Interest and finance costs-related party are analyzed as follows:
	Six-month period ended June 30,
	2017	2016
Interest expense long term debt related party	380	-
Amortization of debt issuance costs related party	11	-
Convertible notes interest expense	761	561
Convertible notes amortization of debt discount	748	376
Total	1,900	937

14.	Losses per Share:

The calculation of net losses per common share is summarized below:

	Six-month period ended June 30,
	2017	2016
Net loss	(9,590)	(11,859)

Weighted average common shares outstanding – basic and diluted	35,217,339	19,370,412
Net loss per common share – basic and diluted	$(0.27)	$(0.61)

As of June 30, 2017 and 2016, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, as mentioned above are:

	2017	2016
Non-vested equity incentive plan shares (Note 15)	652,700	144,000
Convertible promissory note shares (Note 3)	27,738,890	27,738,890
Public shares under warrants (Note 12)	12,065,000	-
Total	40,456,590	27,882,890

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

15.        Equity Incentive Plan:

On December 15, 2016, the Compensation Committee granted an aggregate of 772,800 restricted shares of common shares, pursuant to the 2011 Equity Incentive Plan. Of the total 772,800 shares, 274,800 shares were granted to Seanergy's board of directors, 448,000 shares were granted to certain of Seanergy's other employees and 50,000 shares were granted to the sole director of the Company's commercial manager, a non-employee. As of June 30, 2017, 45,534 shares remained reserved for issuance under the Company's Equity Incentive Plan.

Restricted shares during the six-month periods ended June 30, 2017 and 2016 are analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2015	152,000	$3.70
Forfeited	(8,000)	3.70
Outstanding at June 30, 2016	144,000	$3.70

Outstanding at December 31, 2016	652,700	$1.67
Outstanding at June 30, 2017	652,700	$1.67

The fair value of the restricted shares has been determined with reference to the closing price of the Company's common share on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of loss over the respective vesting periods. The related expense for shares granted to Seanergy's board of directors and certain of its employees and to the unaffiliated third party in relation to professional services (Note 12) for the six-month periods ended June 30, 2017 and 2016, amounted to $467 and $79, respectively, and is included under general and administration expenses. The unrecognized cost for the non-vested shares granted to Seanergy's board of directors and certain of its employees as of June 30, 2017 and December 31, 2016 amounted to $481 and $833, respectively. The related expense for shares granted to non-employees for the six-month periods ended June 30, 2017 and 2016, amounted to $13 and $NIL, respectively, and is included under voyage expenses. At June 30, 2017, the weighted-average period over which the total compensation cost related to non-vested awards granted to Seanergy's board of directors and its other employees not yet recognized is expected to be recognized is 2.05 years.

16.       Subsequent Events:

The Company has evaluated subsequent events that occurred after the balance sheet date but before the issuance of these consolidated financial statements and, where it was deemed necessary, appropriate disclosures have been made.
a)	On September 5, 2017, the Company received a letter from The Nasdaq Stock Market confirming that it has regained compliance with the minimum bid price requirement.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

b)
On August 22, 2017, the Company entered into a second supplemental letter with Jelco with respect to the loan facility dated May 24, 2017, whereby the repayment of $4,750 was deferred until September 29, 2017.

c)
On September 5, 2017, the Company obtained an indicative term sheet from Jelco for a convertible promissory note of $13,750 to partially fund the Natixis settlement agreement and the scheduled repayment of $4,750 due under the loan issued to Jelco in May 2017. The Company expects to enter into the convertible promissory note agreement by the end of September 2017. The note will be repayable in two equal annual installments of $1,375, commencing in the third quarter of 2019 and one balloon installment of $11,000 due in the third quarter of 2021. At Jelco's option, the outstanding principal amount under the convertible note may be paid at any time in common shares.

d)
In September 2017, the Company entered into a financing arrangement with Amsterdam Trade Bank N.V. for loan amount of $16,500 to partially fund the Natixis settlement agreement, which is expected to close by September 29, 2017 and is subject to completion of legal documentation. The loan will bear interest at LIBOR plus a margin of 4.65% per annum which will be payable quarterly. The principal will be repayable by nineteen consecutive quarterly installments being $200 each of the first four installments, $300 each of the subsequent four installments, and $400 each of the subsequent 11 installments, in addition to a balloon installment of any outstanding indebtedness due on the maturity date, May 26, 2022. On each quarterly repayment date, an additional repayment of at least $10, or an integral multiple of that amount, of any excess cash standing in the vessel's operating account shall be applied towards reducing the balloon installment. Excess cash, as defined in the term sheet, is any amount above $1,000. The aggregate amount of the additional repayments shall not exceed $1,250.